                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                                  PFSweb, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    717098107
                                 (CUSIP NUMBER)

                             MORRIS BIENENFELD, ESQ.
                                 WOLFF & SAMSON
                 5 BECKER FARM ROAD, ROSELAND, NEW JERSEY 07068
                                TEL: 973-533-6532
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 6, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                       (CONTINUED ON THE FOLLOWING PAGES)

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  David Heap

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  677,709

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  677,709

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  677,709

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.8%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

This statement relates to the common stock (the "Common Stock") of PFSweb, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 500 North Central Expressway, Plano, Texas 75074.

ITEM 2.  Identity and Background.

(a) David Heap

(b) 66/70 Vicar Lane, Bradford, West Yorkshire BD15AG England

(c) Chairman of ISA International plc, 66/70 Vicar Lane, Bradford, West Yorkshire BD15AG England. ISA is a distributor of computer and office supplies.

(d) During the last five years, the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United Kingdom

ITEM 3.  Source and Amount of Funds or Other Consideration.

Mr. Heap received 907,709 shares of Common Stock pursuant to a pro rata distribution as part of the spin-off by Daisytek International Corporation ("Daisytek") of its 80.1% interest in the Issuer. The spin-off was effected on July 6, 2000 by the distribution by Daisytek of its 14,305,00 shares of PFSweb common stock to Daisytek stockholders of record on June 19, 2000. Mr. Heap received the shares of Common Stock as the result of his ownership of shares of Daisytek common stock. No funds or other consideration was paid by Mr. Heap in connection with his receipt of the shares.

ITEM 4.  Purpose of Transaction.

Mr. Heap received 907,709 shares of Common Stock pursuant to a pro rata distribution as part of the spin-off by Daisytek of its 80.1% interest in the Issuer. The spin-off was effected on July 6, 2000 by the distribution by Daisytek of its 14,305,00 shares of PFSweb common stock to Daisytek stockholders of record on June 19, 2000. Mr. Heap received the shares of Common Stock as the result of his ownership of shares of Daisytek common stock.

Depending upon market conditions and other factors that he may deem material, Mr. Heap may purchase additional shares of Common Stock or may dispose of all or a portion of his shares of Common Stock that he now owns or may hereafter acquire.

Except as set forth herein, Mr. Heap has no plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

(a) Mr. Heap owns 677,709 shares of Common Stock, constituting 3.8% of all of the outstanding shares of Common Stock.

(b) Mr. Heap has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 677,709 shares of Common Stock owned by him.

(c) No transactions were effected by Mr. Heap in shares of Common Stock of the Issuer during the past sixty (60) days, except for the following sales of shares of Common Stock. All of such sales were open market transactions.

        Date                    Number Of Shares               Price/Share
        ----                    ----------------               -----------
   July 07, 2000                    15,000                       3.8750
   July 07, 2000                     5,000                       3.6563
   July 10, 2000                    30,000                       3.6563
   July 10, 2000                    10,000                       3.6563
   July 11, 2000                    30,000                       3.8672
   July 11, 2000                    10,000                       3.8672
   July 12, 2000                    15,000                       4.0625
   July 12, 2000                     5,000                       4.0625
   July 13, 2000                    22,500                       4.5625
   July 13, 2000                     7,500                       4.5625
   July 14, 2000                    30,000                       4.1771
   July 17, 2000                    20,000                       4.2188
   July 18, 2000                    30,000                       4.2083

(d) No person other than Mr. Heap has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by him.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2000


/s/ David Heap
---------------------
David Heap